Exhibit 23.5

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Amended Registration Statement (Form S-4) and related Prospectus of AT&T Inc. (AT&T) and Proxy Statement of Time Warner Inc. (Time Warner) contained therein relating to the Agreement and Plan of Merger, dated as of October 22, 2016 and providing for the combination of Time Warner with AT&T, and to the incorporation by reference therein of our reports dated February 25, 2016, with respect to the consolidated financial statements, supplementary information and financial statement schedule of Time Warner Inc. (Time Warner), and the effectiveness of internal control over financial reporting of Time Warner, included in its Annual Report (Form 10-K) for the year ended December 31, 2015, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

December 20, 2016